UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 11-K

  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


  _X_  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                         EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2002

                                  OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                              ACT OF 1934

            For the transition period from   N/A   to   N/A
                                            -----      -----

                     COMMISSION FILE NUMBER 1-5046


                    CNF INC. THRIFT AND STOCK PLAN

                               CNF INC.
                 Incorporated in the State of Delaware
             I.R.S. Employer Identification No. 94-1444798
          3240 Hillview Avenue, Palo Alto, California  94304
                    Telephone Number (650) 494-2900


                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              CNF Inc. Thrift and Stock Plan


June 27, 2003                 /s/  Mark C. Thickpenny
                              ----------------------------
                              Mark C. Thickpenny
                              Chairman, CNF Inc. Benefits Administrative
                              Committee


CNF INC. THRIFT AND STOCK PLAN

FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2002 AND 2001
AND FOR THE YEAR ENDED DECEMBER 31, 2002
TOGETHER WITH AUDITORS' REPORT




                     Independent Auditors' Report





To the Compensation Committee of the
   CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/   KPMG LLP



Portland, Oregon,
June 20, 2003








                    CNF INC. THRIFT AND STOCK PLAN
                      DECEMBER 31, 2002 AND 2001




              INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Benefits as of
   December 31, 2002                                            1

 Statement of Net Assets Available for Benefits as of
   December 31, 2001                                            2

 Statement of Changes in Net Assets Available for
   Benefits for the Year Ended December 31, 2002                3


NOTES TO FINANCIAL STATEMENTS                                   4


SUPPLEMENTAL SCHEDULE:

 Schedule I:  Schedule H, Line 4i - Schedule of Assets
              (Held at End of Year) as of December 31, 2002    10

                                           CNF INC. THRIFT AND STOCK PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                               AS OF DECEMBER 31, 2002


                                               Participant
                                                 Directed             Non-Participant Directed
                                              -------------  --------------------------------------------
                                                               Restricted  CNF Preferred  CNF Preferred
                                                               CNF Common    Stock Fund-    Stock Fund-
                                                               Stock Fund    Allocated      Unallocated      Total
                                             --------------- ------------- -------------- --------------  -------------
ASSETS:
  Investments, at fair value-
     Shares in registered
       investment companies                  $  285,376,840  $        -    $         -    $         -     $285,376,840
     Common trust funds                         147,310,760           -              -              -      147,310,760
     Participant loans                           44,596,428           -              -              -       44,596,428
     CNF equity                                  36,590,663    56,917,091     70,296,253     95,348,592    259,152,599
                                             --------------- ------------- -------------- --------------  -------------
          Total investments                     513,874,691    56,917,091     70,296,253     95,348,592    736,436,627


  Contributions receivable-
    Participants                                  2,101,154           -              -              -        2,101,154
    CNF                                                 -       1,741,339            -              -        1,741,339
                                             --------------- ------------- -------------- --------------  -------------
          Total contributions receivable          2,101,154     1,741,339            -              -        3,842,493


  Due from CNF Preferred Stock Fund -
    Unallocated                                         -         981,383      3,096,095            -        4,077,478
  Dividend receivable                                   -             -              -        5,123,532      5,123,532
  Cash                                                7,608           -              -              -            7,608
                                             --------------- ------------- -------------- --------------  -------------
          Total assets                          515,983,453    59,639,813     73,392,348    100,472,124    749,487,738
                                             --------------- ------------- -------------- --------------  -------------

LIABILITIES:
  Notes payable (Note 4)                                -             -              -     (111,800,000)  (111,800,000)
  Accrued interest payable                              -             -              -       (4,142,150)    (4,142,150)
  Due to CNF Restricted Common Stock Fund               -             -              -         (981,383)      (981,383)
  Due to CNF Preferred Stock Fund - Allocated           -             -              -       (3,096,095)    (3,096,095)
                                             --------------- ------------- -------------- --------------  -------------
          Total liabilities                             -             -              -     (120,019,628)  (120,019,628)
                                             --------------- ------------- -------------- --------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS            $  515,983,453  $ 59,639,813  $  73,392,348  $ (19,547,504)  $629,468,110
                                             =============== ============= ============== ==============  =============

                 See accompanying notes to financial statements.

                                           CNF INC. THRIFT AND STOCK PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                               AS OF DECEMBER 31, 2001


                                               Participant
                                                 Directed             Non-Participant Directed
                                              -------------  --------------------------------------------
                                                               Restricted  CNF Preferred  CNF Preferred
                                                               CNF Common   Stock Fund-    Stock Fund-
                                                               Stock Fund   Allocated      Unallocated      Total
                                             --------------- ------------- -------------- --------------  -------------
ASSETS:
  Investments, at fair value-
     Shares in registered
       investment companies                  $  340,254,896  $        -    $         -    $         -     $340,254,896
     Common trust funds                         140,715,551           -              -              -      140,715,551
     Participant loans                           43,657,726           -              -              -       43,657,726
     CNF equity                                  39,299,517    51,528,893     66,533,565    109,507,587    266,869,562
                                             --------------- ------------- -------------- --------------  -------------
          Total investments                     563,927,690    51,528,893     66,533,565    109,507,587    791,497,735

  Contributions receivable-
    Participants                                  2,101,891           -              -              -        2,101,891
    CNF                                                 -       1,406,151            -              -        1,406,151
                                             --------------- ------------- -------------- --------------  -------------
          Total contributions receivable          2,101,891     1,406,151            -              -        3,508,042

  Due from CNF Preferred Stock Fund -
    Unallocated                                         -         869,440      2,698,322            -        3,567,762
  Dividend receivable                                   -             -              -        5,273,576      5,273,576
  Cash                                              125,116           -              -              -          125,116
                                             --------------- ------------- -------------- --------------  -------------
          Total assets                          566,154,697    53,804,484     69,231,887    114,781,163    803,972,231
                                             --------------- ------------- -------------- --------------  -------------
LIABILITIES:
  Notes payable (Note 4)                                -             -              -     (120,500,000)  (120,500,000)
  Accrued interest payable                              -             -              -       (4,403,150)    (4,403,150)
  Due to CNF Restricted Common Stock Fund               -             -              -         (869,440)      (869,440)
  Due to CNF Preferred Stock Fund - Allocated           -             -              -       (2,698,322)    (2,698,322)
                                             --------------- ------------- -------------- --------------  -------------
          Total liabilities                             -             -              -     (128,470,912)  (128,470,912)
                                             --------------- ------------- -------------- --------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS            $  566,154,697  $ 53,804,484  $  69,231,887  $ (13,689,749)  $675,501,319
                                             =============== ============= ============== ==============  =============



                 See accompanying notes to financial statements.

                                           CNF INC. THRIFT AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                        FOR THE YEAR ENDED DECEMBER 31, 2002


                                               Participant
                                                 Directed             Non-Participant Directed
                                              -------------  --------------------------------------------
                                                               Restricted  CNF Preferred  CNF Preferred
                                                               CNF Common    Stock Fund-    Stock Fund-
                                                               Stock Fund    Allocated      Unallocated      Total
                                             --------------- ------------- -------------- --------------  -------------
ADDITIONS:
  Participant contributions                  $   60,069,481  $        -    $         -    $         -     $ 60,069,481
  CNF contributions                                     -       9,248,496            -        6,650,661     15,899,157
  Rollover contributions                          3,063,891           -              -              -        3,063,891
  Allocation of preferred shares
    to TASP participants at cost                        -             -        7,574,624            -        7,574,624
  Dividend and interest income                    5,001,119       656,079            -       10,333,639     15,990,837
  Net depreciation in fair value of
    investments (Note 3)                        (84,996,894)     (813,583)      (584,404)    (6,879,949)   (93,274,830)
                                             --------------- ------------- -------------- --------------  -------------
          Total additions                       (16,862,403)    9,090,992      6,990,220     10,104,351      9,323,160

DEDUCTIONS:
  Distributions to participants                 (33,861,648)   (5,137,057)           -              -      (38,998,705)
  Transfers to other plans                         (338,453)      (19,997)       (37,108)           -         (395,558)
  Allocation of preferred shares
    to TASP participants at cost                        -             -              -       (7,574,624)    (7,574,624)
  Allocation of preferred shares
    to CNF EWW Savings Plan
    participants at cost                                -             -              -         (103,182)      (103,182)
  Interest expense                                      -             -              -       (8,284,300)    (8,284,300)
                                             --------------- ------------- -------------- --------------  -------------
          Total deductions                      (34,200,101)   (5,157,054)       (37,108)   (15,962,106)   (55,356,369)

INTERFUND TRANSFERS, net                            891,260     1,901,391     (2,792,651)           -              -
                                             --------------- ------------- -------------- --------------  -------------
          Net increase (decrease)               (50,171,244)    5,835,329      4,160,461     (5,857,755)   (46,033,209)
                                             --------------- ------------- -------------- --------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  December 31, 2001                             566,154,697    53,804,484     69,231,887    (13,689,749)   675,501,319
                                             --------------- ------------- -------------- --------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  December 31, 2002                          $  515,983,453  $ 59,639,813    $73,392,348  $ (19,547,504)  $629,468,110
                                             =============== ============= ============== ==============  =============

                 See accompanying notes to financial statements.

                    CNF INC. THRIFT AND STOCK PLAN
              NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


1.  Description of Plan

     The following description of the CNF Inc. Thrift and Stock Plan ("the Plan" or "TASP") is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

  General: The Plan, which is administered by CNF Inc. ("CNF"), consists of a profit-sharing portion and a stock bonus portion that provides eligible employees the opportunity to save for their retirement and to increase their ownership in CNF by accumulating CNF stock.

  The Plan is intended to qualify as a profit sharing plan under
Section 401(a) of the Internal Revenue Code ("the Code"), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the CNF Inc. Benefits Administrative Committee ("the Committee"), which is appointed by the Chief Executive Officer of CNF. The Committee reports directly to the Compensation Committee of the CNF's Board of Directors. The Plan's trustee, T. Rowe Price ("the Trustee"), is responsible for the management and control of the Plan's assets.

  Amendment: During 2000, CNF amended the Plan and the CNF Inc. EWW Savings Plan ("EWW Savings Plan"). Effective September 19, 2000, the pilots of Emery Worldwide Airlines ceased participation in the Plan and their elective deferrals began being contributed to the EWW Savings Plan. Transfer of the EWW pilots' vested balance in the Plan was transferred to the EWW Savings Plan effective December 20, 2000. The transferred EWW Savings Plan participant accounts will continue to be allocated additional shares of CNF's Series B Cumulative Convertible Preferred Stock ("Preferred Stock") as a substitute for Preferred Stock cash dividends used for debt service, as described below.

  In December 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief and Reconciliation Act of 2001 ("EGTRRA"), and to reflect compliance with final regulations under Internal Revenue Code ("Code") section 401(a)(9) by adoption of the Internal Revenue Service ("IRS") model amendment pursuant to Rev.
Proc. 2002-29.   The changes made in this amendment were effective
generally January 1, 2002, except for the changes made with respect to Code section 401(a)(9) which are effective January 1, 2003.

  Eligibility: An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must perform 1 year of service and complete 1000 hours before entering the Plan.

  Contributions: Participants may contribute up to 50% of their compensation, as defined by the Plan and subject to certain limitations. CNF makes matching contributions equal to 50% of participants' contributions, but not exceeding 1.5% of their compensation, as defined. CNF contributions are in the form of allocations of Preferred Stock and CNF Inc. Common Stock ("Common Stock") or in the form of cash.

For the year ended December 31, 2002, contributions to the Plan consisted of the following:

   Matching Contributions:
      Preferred Stock
         CNF match of Preferred Stock      $ 3,477,056
         Forfeited Preferred Stock              63,913

      Common Stock
         CNF match of Common Stock           9,248,496
         Forfeited Common Stock                 51,100
                                          -------------
                                           $12,840,565
                                          =============


  Cash dividends on Preferred Stock are used for debt service on the notes payable (see Note 4). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. For the year ended December 31, 2002, annual interest requirements were less than annual Preferred Stock cash dividends received by the Plan.

  As reported in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002, preferred shares were allocated to TASP and EWW Savings Plan participants at a historical cost of $7,574,624 and $103,182, respectively. The total allocation to TASP and EWW Savings Plan participants consisted of $3,477,056 from CNF's match of preferred stock and $4,200,750 from additional preferred stock allocated to participants as a substitute for the cash dividends used for debt service.

  In addition to its match of Preferred and Common Stock, CNF made contributions to the Plan for repayment of the notes payable described in Note 4. Principal of $8,700,000 was paid in 2002 with $6,650,661 of CNF cash contributions and $2,049,339 from Preferred Stock cash dividends in excess of interest expense on the notes payable.

  Participant Accounts: The Plan allows participants to select any one or more of the twelve investment funds established under the Plan in which contributions can be invested. CNF's matching contributions cannot be directed by the participant and are deposited into the Preferred Stock Fund - Allocated and Restricted CNF Common Stock Fund. Upon reaching age 55 and having completed at least 10 years of participation in the Plan, participants may elect once each year to transfer up to 100% of their assets from the Restricted CNF Common Stock Fund and Preferred Stock Fund - Allocated to investment options other than CNF stock.

  Allocations of CNF's matching contributions are based upon a percentage of participant contributions, as described above.
Allocations of net Plan earnings are based upon participants' account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

  Vesting: Participants' contributions plus earnings thereon are immediately vested. CNF's matching contributions are fully vested after two years of service with CNF. If the employee is terminated prior to two years of service with CNF, the matching contributions are forfeited. Forfeited shares of common and preferred stock are used to reduce future CNF contributions.

  Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans are allowed to the extent of employee contributions and can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1% for 2002). Loans outstanding at December 31, 2002 bear interest at rates ranging from 5.75% to 11.00%. Principal and interest are paid ratably through payroll deductions.

  Payments and Benefits: Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a distribution of their accounts upon determination of disability by the U.S. Social Security Administration or CNF's benefit department. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) participants' accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participants' allocation of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, be paid in shares or in cash.

  Plan Termination: Although CNF has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.


2.  Summary of Significant Accounting Policies

  Basis of Accounting: The accompanying financial statements have been prepared using the accrual method of accounting.

  Financial Instruments: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2002 and 2001 except for (1) participant loans outstanding that are valued at cost, which approximates fair value and (2) Preferred Stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

  The notes payable in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2002 and 2001 was approximately $118,000,000 and $126,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

  Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

  Income Recognition: The difference in market value from one period to the next is included in net depreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits. The net depreciation in fair value of investments also includes realized gains and losses.

  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

  The Plan is charged a wrap fee for each investment transaction recorded in the Trust. Accordingly, these costs result in an overall reduction in the investment returns recorded by each underlying asset.

  Operating Expenses: During 2002, all administrative expenses of the Plan were paid by CNF.

  Payment of Benefits: Benefits paid to participants are recorded upon distribution.

  Reclassifications: Certain prior-year amounts have been reclassified to conform with the current-year presentation.

  Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

3.  Investments

  The investment options available to participants were revised during 2002. A fund with shares in registered investment companies was added as a participant-directed investment option while a common trust fund was removed from the plan.

  The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001.


                                                        December 31,
                                                    2002           2001
                                                ------------   ------------
Participant Directed Investments:
  Shares in Registered Investment Companies:
    T. Rowe Price Growth Stock Fund, 4,960,814
      and 4,951,431 shares, respectively        $ 92,171,921   $119,725,591
    T. Rowe Price Equity Income Fund,
      3,777,698 and 3,617,790 shares,
      respectively                                74,760,642     85,560,736
    T. Rowe Price Science and Technology Fund,
      4,457,776 and 3,866,038 shares,
      respectively                                55,410,154     80,877,515
    T. Rowe Price PIMCO Fund, 3,195,715 and
      2,562,942 shares, respectively              34,098,275     26,808,373

  Common Trust Funds:
    T. Rowe Price U.S. Treasury Money Market
      Trust, 79,118,495 and 70,383,475 shares,
      respectively                                79,118,495     70,383,475
    T. Rowe Price Retirement Strategy Trust -
      Balanced, 1,779,598 and 1,703,991
      shares, respectively                        33,883,548     35,766,765

    Participant Loans                             44,596,428     43,657,726

    Unrestricted CNF Common Stock, 1,100,802
      and 1,171,372 shares, respectively          36,590,663     39,299,517

Non-Participant Directed Investments:
    Restricted CNF Common Stock, 1,712,307
      and 1,535,884 shares, respectively          56,917,091     51,528,893
    CNF Preferred Stock - Allocated, 330,029
      and 301,056 shares, respectively            70,296,253     66,533,565
    CNF Preferred Stock - Unallocated,
      447,646 and 495,509 shares,
      respectively                                95,348,592    109,507,587

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

   Shares in registered investment companies      $ (76,500,982)
   Common trust funds                                (8,318,879)
   CNF Common Stock                                    (990,616)
   CNF Preferred Stock                               (7,464,353)
                                                  --------------
                                                  $ (93,274,830)
                                                  ==============

  In May 1989, the Plan purchased 986,259 shares of Preferred Stock for $150,009,863 using proceeds from the issuance of the notes described in Note 4. The Preferred Stock can only be issued to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participants with the remainder used to satisfy a portion of CNF's matching contribution requirement. In connection with a participant's termination from the Plan, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

  At December 31, 2002, outstanding CNF Preferred Stock of 784,007 shares consisted of 356,718 allocated shares and 427,289 unallocated shares. Allocated shares at December 31, 2002 included 350,385 shares allocated to TASP participant accounts and 6,333 shares allocated to EWW Savings Plan participant accounts. At December 31, 2001, outstanding CNF Preferred Stock of 805,895 shares consisted of 328,128 allocated shares and 477,767 unallocated shares. Allocated shares at December 31, 2001 included 318,797 shares allocated to TASP participant accounts and 9,331 shares allocated to EWW Savings Plan
participant accounts.    Unallocated shares at December 31, 2002 and
2001 were pledged as collateral against the Plan Notes, as described below. Preferred Stock of 20,356 and 17,741 shares were allocated to participant accounts after December 31, 2002 and 2001, respectively, but related to participant activity for the years ended December 31, 2002 and 2001, respectively. Accordingly, this Preferred Stock is accrued as Due from (Due to) the Preferred Stock Fund - Unallocated (Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds. Preferred Stock is allocated at historical cost.


4.  Notes Payable

  On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes ("the Plan Notes") to a group of institutional investors. The proceeds from the sale of the original Plan Notes were used to repay the $150,000,000 bridge loan from CNF to the Plan. The bridge loan had earlier been made to finance the purchase of the Preferred Stock.

  CNF guarantees the Plan Notes issued by CNF's TASP. As of December 31, 2002, there was $49,800,000 aggregate principal amount of Series A
TASP notes outstanding, bearing interest at a rate of 6.00% per annum and maturing on January 1, 2006, and $62,000,000 aggregate principal amount of Series B TASP notes outstanding, bearing interest at a rate of 8.54% per annum and maturing on January 1, 2009. The Series A notes contain financial covenants that require CNF to maintain minimum amounts of net worth and fixed-charge coverage. Holders of the Series B notes issued by CNF's TASP have the right to require CNF to repurchase those notes if, among other things, both Moody's and Standard & Poor's have publicly rated CNF's long-term senior debt at less than investment grade unless, within 45 days, CNF shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter.
As a result, any further decrease in CNF's long-term senior debt ratings by both of these credit rating agencies would give the holders of TASP notes the right to require CNF to repurchase those notes unless CNF was able to obtain appropriate credit enhancement as described above, and there can be no assurance that CNF would be able to do so.

  The interest expense on all Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. For the years ended December 31, 2002 and 2001, principal payments were $8,700,000 and $7,500,000, respectively.

     Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from CNF are as follows:


                 Series A       Series B           Total
               ------------   ------------     ------------

       2003    $ 10,100,000   $        -       $ 10,100,000
       2004      12,000,000            -         12,000,000
       2005      12,700,000            -         12,700,000
       2006      15,000,000            -         15,000,000
       2007             -       18,600,000       18,600,000
    Thereafter          -       43,400,000       43,400,000
               ------------   ------------     ------------
               $ 49,800,000   $ 62,000,000     $111,800,000
               ============   ============     ============


5.  Income Tax Status

  The Internal Revenue Service has determined and informed CNF by a letter dated October 3, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


6.  Related Party Transactions

  Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

                                                            SCHEDULE I

                    CNF INC. THRIFT AND STOCK PLAN
                            EIN 94-1444798
                             PLAN NO. 003
   SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                        AS OF DECEMBER 31, 2002


Identity of Issue   Description of Investment
Borrower, Lessor    Including Maturity Date,
     Similar        Rate of Interest, Collateral,                   Current
     Party          Par or Maturity Value              Cost          Value
-----------------  -----------------------------  -------------   ------------

                 Shares in registered
                  investment companies:
*T. Rowe Price     Growth Stock Fund
                    (4,960,813.817 shares)        $ 131,371,086   $ 92,171,921
*T. Rowe Price     Equity Income Fund
                    (3,777,697.953 shares)           85,291,689     74,760,642
*T. Rowe Price     Science and Technology Fund
                    (4,457,775.889 shares)          135,755,508     55,410,154
*T. Rowe Price     International Stock Fund
                    (1,731,831.148 shares)           22,862,091     15,378,661
*T. Rowe Price     Small-Cap Stock Fund
                    (571,298.578 shares)             13,625,145     12,282,919
*T. Rowe Price     PIMCO Total Return Fund
                    (3,195,714.663 shares)           34,054,442     34,098,275
*T. Rowe Price     Undiscovered Managers Small
                    Cap Growth Fund
                    (208,213.750 shares)              1,247,125      1,274,268

                 Common Trust Funds:
*T. Rowe Price     Equity Index Trust
                    (894,629.752 shares)             26,738,263     21,489,007
*T. Rowe Price     Bond Index Trust (633,384.891
                    shares)                          11,414,440     12,819,710
*T. Rowe Price     U.S. Treasury Money Market
                    Trust (79,118,495.260 shares)    79,118,495     79,118,495
*T. Rowe Price     Retirement Strategy
                    Trust-Balanced
                    (1,779,598.118 shares)           34,288,300     33,883,548

*Plan            Participant loans with
Participants      interest from 5.75% to
                  11.00% and maturity dates
                  from 2003 to 2007                         -       44,596,428

                 Common Stock:
*CNF Inc.          Unrestricted CNF Common Stock
                    (1,100,802.133 shares)           32,056,661     36,590,663
*CNF Inc.          Restricted CNF Common Stock
                    (1,712,307.204 shares)           48,227,667     56,917,091

                 Preferred Stock:
*CNF Inc.          CNF Preferred Stock -
                    Allocated (330,029.355
                    shares)                          50,169,542     70,296,253
*CNF Inc.          CNF Preferred Stock -
                    Unallocated (447,645.974
                    shares)                          68,086,953     95,348,592
                                                                  ------------
                                                                  $736,436,627
                                                                  ============


*Represents a party-in-interest as of December 31, 2002.

NOTE:  Cost is calculated using the moving average method.


            See accompanying independent auditors' report.